March 18, 2025

Yidan Chen
Chief Executive Officer
Elite Express Holding Inc.
23046 Avenida De La Carlota, Suite 600
Laguna Hills, CA 92653

       Re: Elite Express Holding Inc.
           Draft Registration Statement on Form S-1
           Submitted February 20, 2025
           CIK No. 0002053641
Dear Yidan Chen:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Risk Factors, page 9

1. Please revise to include risk factor disclosure regarding your dual-class capital
       structure. Explain the controlling shareholder(s)    ability to control
matters requiring
       shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets, and disclose the percentage of outstanding shares that high-vote shareholder(s) must keep to continue to control the outcome of matters submitted to shareholders for approval.
 March 18, 2025
Page 2
We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the, page 11

2. Please revise this risk factor to reflect that you have already incurred losses. In this regard, we note that you had $208,390 in net loss for the year ended November 30,
       2023, $77,735 in net loss from December 1, 2023 to October 25, 2024 (Predecessor), and $300,703 in net loss from October 26, 2024 to November 30, 2024 (Successor).
Use of Proceeds, page 22

3. We note your disclosure that you intend to use approximately 60% of the net proceeds raised from this offering for equity acquisitions, asset acquisitions, and other investments in businesses that serve customers who require last-mile delivery services to expand your service area and customer base, as of the date of this prospectus, you have entered into two stock purchase agreements to acquire the 100% equity interests in two businesses that provide last-mile delivery services to FedEx, with the purchase consideration to be paid in February 2026. Please revise to state the cost of the assets and, where such assets are to be acquired from affiliates or their associates, give the names of the persons from whom they are to be acquired and set forth the principle followed in determining the cost to the registrant. Refer to Instruction 5 to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27

4. Revise to provide a more substantial discussion and analysis of operating results to specifically identify and quantify the key drivers that resulted in increases to revenue and cost of revenues for each period presented. Refer to Item 303(b) of Regulation S-
       K and SEC Release No. 33-8350.
Liquidity and Capital Resources
Cash Flows, page 29

5. Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation
       S-K and SEC Release No. 33-8350.
Business
Our Customer, page 35

6. Please expand your disclosure regarding the ISP Agreement with FedEx to quantify the amount(s) of consideration payable under the Agreement. In this regard, we note that from December 1, 2022, to November 30, 2024, and as of the date of this prospectus, FedEx was your sole customer, accounting for 100% of your revenue, and your risk factor disclosure on page 9 which states that your business is heavily dependent on FedEx, making you vulnerable to changes in your relationship with
 March 18, 2025
Page 3

       FedEx. We also note your disclosure on page 30 that you you have relied on stable, recurring revenue under the ISP Agreement which ensures weekly cash settlements.
Management, page 42

7. We note that your officers appear to have management, advisory or directorship positions with other companies. Please include an appropriately captioned risk factor to discuss, if true, that certain executive officers serve in their positions on a part- time basis and/or otherwise clarify the number of hours they have agreed to dedicate to the business affairs of your company. To the extent material, please also identify and describe any potential conflicts of interest that exist, or may exist, as a result of your executive officers' outside business relationships.
Index to Consolidated Financial Statements
Consolidated Statement of Operations, page F-3

8. It appears that cost of revenue is presented exclusive of depreciation and amortization while you are presenting a gross profit on the face of your Consolidated Statement of
       Operations. If an amount of the depreciation and amortization should be allocated to cost of revenue and is material, please revise to include such amounts in the cost of revenue section. Alternatively, if you elect to exclude amortization and depreciation from cost of revenues, you must also remove the measures of gross profit and relabel the cost of revenue line item to indicate that it excludes depreciation and amortization.
       Please also revise your presentation and discussion of gross profit in
Management   s
       Discussion and Analysis. Refer to SAB topic 11.B.
Consolidated Statement of Cash Flows, page F-5

9.     We note the heading for the Successor column is titled    For the Period
Ended
       November 30, 2024.    Please revise to identify the period from October
26, 2024 to
       November 30, 2024.
10. You have included $899,669 as cash flows used in investing activities and identified the amount as the acquisition of business, net of cash acquired. In Note 6, Acquisition, you disclose the final consideration was $1,367,169, paid entirely in cash. You also state that certain assets, including cash, were excluded from the acquisition and remained the responsibility of the sellers of JAR. Please revise the statement of cash flows and your footnote for this inconsistency.
Note 6 - Acquisition, page F-13

11. To further our understanding of the terms of the acquisition of JAR, please tell us how you considered the identification of the accounting acquirer in this transaction. In your response, address the factors in ASC 805-10-55-11 through 55-15, specifically the composition of senior management and the governing body of the combined entity. In addition, identify the controlling ownership of JAR and the Company prior to the acquisition, and tell us how you considered whether this transaction is between entities under common control. Refer to ASC 805-50-05-04 and 05-05. March 18, 2025
Page 4
Exhibits

12. We note that the Exhibit Index on page II-5 includes Exhibit 10.22 Transfer of Debt
       Agreement by and between Yan Bai, Huan Liu, and the Registrant, dated December 2,
       2024, and Exhibit 10.23 Transfer of Debt Agreement by and between Yong Lin, Huan
       Liu, and the Registrant, dated November 30, 2024. Please revise appropriate sections of your prospectus to disclose the material terms of these agreements.
13. We note disclosure of related party agreements including an agreement related to funds borrowed from the Chairman of the Board of Directors and a secured loan agreement to fund the settlement of a class-action lawsuit in 2023. Please file these and related agreements as exhibits to the registration statement, or tell us why you do not believe they are required. Refer to Item 601(b) of Regulation S-K. General

14. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

       Please contact Myra Moosariparambil at 202-551-3796 or Shannon Buskirk at 202-
551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Liz Packebusch at 202-551-8749
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Kanglin Yu